Exhibit 99.325

Nextech AR Solutions Acquires 3D AI Modeling for E-commerce Company Threedy.ai, Inc.

Acquires scalable 3D model creation platform powered by artificial intelligence

Self-serve web AR enabled platform to drive mass adoption

VANCOUVER, B.C., Canada – June 22, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services, is pleased to announce that it has acquired previously announced Threedy.ai, Inc. (“Threedy”), an artificial intelligence (“AI”) company based in Silicon Valley, California, in an all-stock transaction valued at US$9,500,000. A definitive agreement has been signed by all parties with closing expected on or about June 25, 2021, upon satisfaction of customary closing conditions. Nextech’s acquisition strategy is focused on creating net new revenue opportunities that scale with the global adoption of AR.

Link to Threedy demo VIDEO.

“By combining Threedy’s disruptive AI technology and our leading AR platform, we have just changed the game,” commented Evan Gappelberg, Founder and CEO of Nextech. “With our integrated platform powered by AI, users can quickly transform 2D objects into AR enabled 3D, while removing the friction that currently exists within the customer value chain. Simply – one will be able to take a photo, convert it to a high-resolution 3D image within minutes and have that item displayed on a phone or device in augmented reality in webAR. This a true a game changer for e-commerce businesses and product manufacturers alike, and for the more than 100 million and growing consumers shopping with AR online and in stores today who are driving the mass adoption of augmented reality in everyday life.”

“Retailers including Kohl’s, Pier1 and K-Mart Australia are already using Threedy’s technology to offer AR shopping experiences at scale and now together with Nextech we will create a unified, scalable 3D content creation engine for all our AR solutions,” commented Nima Sarshar, CEO of Threedy. “Threedy has created AI-powered tools that take 3D content creation for AR and other applications from a craft-production process to mass-production. It takes several hours for a typical 3D artist to create a 3D replica of a physical product. Content creation has long been the bottleneck for bringing AR to large retailers, many of whom have thousands of SKUs live at any given time. Using our virtual assembly line technology, thousands of models can be created per week, with minimal human intervention, in many categories.”

About Threedy

Using Threedy’s proprietary AI and computer vision innovations, the production of 3D models can be scaled to 1,000s of 3D models per week. Threedy has built a truly disruptive end-to-end solution around its model creation technology for the AR industry. Through a simple JavaScript tag integration, product photos are automatically onboarded, 3D models are created for each product through the power of AI and hosted on the Threedy’s cloud, and 3D visualizations are served to client properties using web AR/3D, all within a single integrated platform.

For further information, please contact:

Paul Moon, Vice President, Investor Relations

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are currently derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.